SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 18th 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  X                      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

             Allianz AG: Group Key figures

   MUNICH, Germany--(BUSINESS WIRE)--March 18, 2004--
Group Key figures 2003

                                           2002    2003
Group Key figures (in billions Euro)
Net income(1)                            -1.229   1.616
Shareholders' equity                       21.7    28.6
Key figures by lines of business
Insurance
Statutory premiums (2)                     82.6    85.0
Combined ratio (3)                        105.7      97
Banking
Net revenues (4)                          7.566   6.743
Net loan loss provisions                 -2.222  -1.014
Administrative expenses                  -7.314  -6.086
Asset Management
Third party assets under management (5)     561     565

The Board of Management will propose to the Annual General Meeting that a dividend of 1.50 Euros per share should be distributed, thereby retaining the level of the previous year.

(1) Results after goodwill, depreciation, taxes and minorities
(2) Including premiums from investment-products in life insurance
(3) Property and casualty, not adjusted for extraordinary effects
(4) Net interest income + net fee and commission income + net trading income
(5) Asset management without unit linked business

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.
No duty to update
The company assumes no obligation to update any information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ALLIANZ AKTIENGESELLSCHAFT



                                         By: /s/ Dr. Reinhard Preusche
                                             -----------------------------------
                                             Dr. Reinhard Preusche
                                             Group Compliance



                                         By: /s/ Dr. Giovanni Salerno
                                             -----------------------------------
                                             Dr. Giovanni Salerno
                                             Group Compliance


Date:    March 18th 2004